UBS SECURITIES LLC 1285 Avenue of the Americas New York, New York 10019	DEUTSCHE BANK SECURITIES INC. 60 Wall Street, 2nd Floor New York, New York 10005	MORGAN STANLEY & CO. LLC 1585 Broadway New York, NY 10036-8293

May 15, 2017

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela A. Long

Re:                             Advanced Disposal Services, Inc.

Registration Statement on Form S-3 (File No. 333-217875)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed public offering of common stock of Advanced Disposal Services, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 2:00 p.m., Eastern Time, on May 17, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 15, 2017, through the time of effectiveness:

Preliminary Prospectus dated May 15, 2017:

978  copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Michael Garcia
Name: Michael Garcia
Title: Executive Director

By:	/s/ Alexander Choi
Name: Alexander Choi
Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	/s/ Russell Schmidt
Name: Russell Schmidt
Title: Director

MORGAN STANLEY & CO. LLC

By:	/s/ Lauren Garcia Belmonte
Name: Lauren Garcia Belmonte
Title: Executive Director

[Acceleration Request]